Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated January 30, 2014
Relating to Preliminary Prospectus dated January 21, 2014
Registration No. 333-192252

Intrawest Resorts Holdings, Inc.

This free writing prospectus relates to the initial public offering of common stock of Intrawest Resorts Holdings, Inc. (“Intrawest”) and should be read together with the preliminary prospectus dated January 21, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of our common stock. On January 30, 2014, Intrawest filed Amendment No. 4 to the Registration Statement on Form S-1 relating to this offering of our common stock (“Amendment No. 4”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1587755/000156761914000028/s000092x12_s1a.htm

References to “Intrawest,” the “Company,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information summarizes the amendments set forth in Amendment No. 4 and updates the information contained in the Preliminary Prospectus.

We have amended “Prospectus Summary—Recent Financial and Operating Results,” as described below and reflected in the subsequent table.

•	For actual results for the three and six months ended December 31, 2012 and preliminary estimates for the three and six months ended December 31, 2013, we have:

¡	removed (i) Mountain Adjusted EBITDA, (ii) Adventure Adjusted EBITDA, and (iii) Real Estate Adjusted EBITDA; and

¡	inserted (i) legacy, non-core and other revenue, (ii) operating expenses, and (iii) interest expense on third party debt and notes payable to affiliates.

	Three Months Ended December 31,			Six Months Ended December 31,
	2012	2013		2012	2013
	Actual	Low	High	Actual	Low	High
	(in thousands)
Mountain revenue	$72,038	$74,091	$75,991	$105,298	$107,396	$109,296
Adventure revenue	$13,079	$11,249	$11,537	$42,126	$33,865	$34,154
Real Estate revenue	$17,144	$13,574	$13,922	$32,291	$26,824	$27,172
Legacy, non-core and other revenue	$2,008	$639	$656	$3,749	$12,030	$12,045
Total revenue	$104,269	$99,553	$102,106	$183,464	$180,115	$182,667
Operating expenses	$109,039	$109,395	$106,727	$210,218	$216,195	$210,922
Interest expense on third party debt and notes payable to affiliates	$89,624	$69,611	$67,913	$180,001	$155,269	$151,482
Net (loss) attributable to the Company	$(108,978)	$(124,145)	$(121,117)	$(236,253)	$(246,159)	$(243,131)

With respect to preliminary estimates for the three and six months ended December 31, 2013, we have:

•	updated our previously disclosed preliminary estimates of net loss to adjust for a non-cash item. Specifically, in connection with our quarterly closing procedures, we determined that our preliminary estimates of net loss included $11.3 million of foreign currency gain recorded upon the forgiveness of intercompany debt in connection with the Restructuring, which in connection with this update has been recorded in equity.

We have also provided additional narrative disclosure related to the preliminary financial information presented for the three and six months ended December 31, 2013, which includes disclosure that:

•	“As of January 5, 2014, revenue from season pass and frequency products has increased 23.1% relative to the prior season-to-date period, while the number of season pass and frequency products sold through January 5, 2014 has increased 39.8% relative to the prior season-to-date period, from 162,214 units to 226,723 units.”

•	“We expect to report that season pass and frequency product revenue increased from $10.8 million for the three months ended December 31, 2012 to between $13.0 million and $13.4 million for the three months ended December 31, 2013, an increase of 22.4% calculated using the midpoint of the range, and accounted for approximately 36.1% and 42.7% of total lift revenue in the three months ended December 31, 2012 and 2013, respectively.”

•	“The increase [in net loss] is primarily attributable to a $34.8 million loss on extinguishment of debt recognized as a result of the Refinancing in December 2013, as compared to an $11.2 million loss on extinguishment of debt recognized as a result of a refinancing during the fiscal 2012 period. In addition, the net loss for the three months ended December 31, 2012 included a gain of $18.9 million related to the disposal of equity method investments in Whistler Holdings. These amounts were offset by a $21.7 million decrease in interest expense in the 2013 period as compared to the prior period and a decrease in the loss from equity method investments of $8.9 million in the 2013 period as compared to the prior period.”

Intrawest has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Intrawest has filed with the SEC for more complete information about Intrawest and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, Phone: (866) 471-2526, Prospectus-ny@ny.email.gs.com; Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, Phone: (800) 221-1037, newyork.prospectus@credit-suisse.com; Deutsche Bank Securities Inc., Attn: Prospectus Department, 60 Wall Street, New York, NY 10005, Phone: (800) 503-4611, prospectus.cpdg@db.com; or BofA Merrill Lynch at 866-500-5408.